Exhibit 99.6

Appendix 3F

Final share buy-back notice

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99.  Origin:  Appendices 7D and 7E.  Amended 30/9/2001, 11/01/10

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market (announced 21 May 2015)

Details of all shares/units bought back

2	Number of shares/units bought back	1,653,247

3	Total consideration paid or payable for the shares/units	$29,996,744

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $19.02 date: 16 July 2015 lowest price: $17.30 date: 1 July 2015

 + See chapter 19 for defined terms.

 11/01/2010  Appendix 3F  Page 1

Appendix 3F

Final share buy-back notice

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/Natasha Mercer	Date: 19 May 2016
(Company secretary)
Print name:	Natasha Mercer

== == == == ==

 + See chapter 19 for defined terms.

Appendix 3F Page 2	11/01/2010